FIRST
  CHARTER
     CORPORATION
     YOUR BEST LIFETIME FINANCIAL PARTNER

               1994
          ANNUAL REPORT

                         CORPORATE INFORMATION

CORPORATE HEADQUARTERS
First Charter Corporation
22 Union Street, North
P. O. Box 228
Concord, N. C. 28026-0228
(704) 786-3300
NC Toll Free 1-800-422-4650

AUDITORS
KPMG Peat Marwick LLP
Suite 2800
Two First Union Center
Charlotte, N. C. 28282

CORPORATE COUNSEL
Smith Helms Mulliss & Moore, L.L.P.
227 North Tryon Street
Charlotte, N. C. 28202

SUBSIDIARY
First Charter National Bank
P. O.  Box 228
Concord, N. C. 28026-0228

STOCK LISTING
The NASDAQ National Market
Symbol: FCTR

MARKET MAKERS
Dean Witter Reynolds, Inc.
Interstate/Johnson Lane Corporation
J.C. Bradford Co.
Wheat First Securities, Inc..

TRANSFER AGENT
First Charter National Bank

SHAREHOLDERS' MEETING
Cabarrus Country Club
Concord, N. C.
April 25, 1995 at 3:00 p.m.

FORM 10-K
Copies of First Charter Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by writing
Robert O. Bratton, Chief Financial Officer, P. O. Box
228, Concord, N. C.  28026-0228

STOCK INFORMATION AND DIVIDENDS

    First Charter Corporation's common stock, $5.00
par value (the "Common Stock"), is traded on the
National Association of Securities Dealers Automated Quotation National Market System ("The NASDAQ
National Market") under the symbol "FCTR".   The
following table sets forth the high and low sales price for the Common Stock for the periods indicated, as adjusted to reflect the stock split effected in the form of a 33 1/3 % stock dividend paid in the fourth quarter of 1994. The table also sets forth per share cash dividend information
for the periods indicated, as adjusted to reflect the stock split effected in the form of a 33 1/3% stock dividend paid
in the fourth quarter of 1994.   See "Management's
Discussion and Analysis of Results of Operations and Financial Condition" contained elsewhere in this report for a description of limitations on the ability of the Corporation to pay dividends.

    As of February 17, 1995, there were 1,039 sharehold-ers of record of the Corporation's Common Stock.



QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS


                           1994                         1993
QUARTER         HIGH       LOW   DIVIDEND    High       Low      Dividend
First Quarter  $12.94    $11.06    $.090    $ 9.19    $ 6.75    $ .075
Second Quarter  14.63     12.56     .090     10.13      8.44      .075
Third Quarter   15.00     13.88     .100     10.31      9.56      .075
Fourth Quarter  15.50     14.44     .130     11.44      9.75      .083

FIRST CHARTER CORPORATION AND SUBSIDIARY
SELECTED CONSOLIDATED FINANCIAL DATA
    The following table sets forth certain selected consolidated financial data concerning First Charter Corporation for the five years ended December 31, 1994. All per share data has been retroactively adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend declared in the fourth quarter of 1992. This information should be read in conjunction with the Management's Discussion and Analysis of Results of Operations and Financial Condition appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.


                                                                  Years ended December 31,
(DOLLARS IN  THOUSANDS, EXCEPT PER
   SHARE AMOUNTS)                             1994         1993             1992          1991            1990

INCOME STATEMENT DATA:
  Interest income.......................... $ 21,858    $ 19,192    $      18,706    $    20,660    $     22,427
  Interest expense.........................    7,360       6,631            7,465         10,379          12,003
  Net interest income......................   14,498      12,561           11,241         10,281          10,424
  Provision for loan losses................      575         285              397          1,470             883
  Net interest income after provision for
        loan losses........................   13,923      12,276           10,844          8,811           9,541
  Noninterest income.......................    3,480       3,425            3,157          3,052           2,586
  Noninterest expense......................   10,051      10,142            9,789          9,359           8,713
  Income before income taxes...............    7,352       5,559            4,212          2,504           3,414
  Income taxes.............................    2,092       1,390              919            406             854
  Net income before cumulative effect
       of change in accounting principle...    5,260       4,169            3,293          2,098           2,560
  Cumulative effect of change in
    accounting principle...................        -         300                -              -               -
    Net income............................. $  5,260    $  4,469    $       3,293    $     2,098    $      2,560
PER SHARE DATA:
  Net income before cumulative effect of
       accounting change (primary and
        fully diluted)..................... $   1.12    $   0.89    $        0.70    $      0.45    $       0.55
  Net income (primary and fully diluted)...     1.12        0.95             0.70           0.45            0.55
  Cash dividends declared..................     0.41        0.31             0.25           0.23            0.23
  Period-end book value....................     8.09        7.60             6.83           6.36            6.15
BALANCE SHEET DATA (AT PERIOD END):
  Securities available for sale............ $ 30,803    $ 21,519    $           -    $         -    $          -
  Investment securities....................   61,039      66,085           84,799         60,587          66,356
  Loans, net...............................  200,918     173,103          160,102        153,841         155,431
  Allowance for loan losses................    2,816       2,602            2,750          2,377           2,235
  Total assets.............................  324,049     285,190          277,446        241,637         245,875
  Deposits.................................  266,353     243,364          229,995        204,354         206,169
  Borrowed funds...........................   17,734       4,439           13,847          5,700           8,672
  Total liabilities........................  286,585     249,837          245,386        211,837         217,088
  Total shareholders' equity...............   37,463      35,353           32,061         29,800          28,787
RATIOS:
  Net income to average shareholders'
    equity.................................    14.37 %     13.32 %          10.66 %         7.13 %          9.09 %
  Net income to average total assets.......     1.74        1.63             1.30           0.86            1.06
  Net interest income to average earning
       assets (tax equivalent).............     5.61        5.38             5.20           4.98            5.28
  Average loans to average deposits........    73.77       71.76            74.59          76.47           76.89
  Net loans charged off during period to
      average loans........................     0.19        0.26             0.02           0.84            0.30

LETTER TO SHAREHOLDERS


Dear Fellow Shareholders:

    Our commitment to being the Best Lifetime Financial Partner in the markets we serve is proving to be a very rewarding strategy for us. The excellent results we achieved in 1994 are directly attributable to a proactive attitude we've taken toward customer service. Nothing must stand in the way of our delivering first-rate service to our retail and commercial customers.


    The progress we have made means, in turn, greater and more challenging opportunities for our employees. And, of paramount interest, increased earnings and improved return on equity in 1994 produced a superior return for you, our shareholders.


    As you know, 1994 was Year Two of our 5-year strategic plan and I'm pleased to report that all components of our income statement have improved nicely. Our 1994 net interest margin was quite strong. We enjoyed good growth in earning assets. We continue to become a more efficient business as we leverage our people, our technology and our facilities better. And, in keeping with our mission to be a high performance institution, it's gratifying to confirm that we achieved a return on average assets of 1.74% in 1994.


    In our obsession to provide superior service to our customers, the key is the development of an aggressive sales culture. We must recognize throughout the First Charter organization that we must serve more people more effectively every day.


    The action plans that guide us are critical. They contribute the day-to-day cohesion that's essential, particularly as we encourage our managers to probe for opportunities in today's emerging technologies and nontraditional banking services. Recognizing that our better competitors are doing the same, we are redoubling our emphasis on training and retraining. We want our people to thoroughly understand our products, those offered by our competition, and to relate that knowledge to the constantly changing needs of our customers.


    Our prospects for further progress during the coming


FIRST CHARTER
YOUR BEST LIFETIME
FINANCIAL PARTNER

(Photo appears here with the following caption:)
J. Roy Davis, Jr., President of S & D Coffee, Inc. and Chairman of First Charter's Board of Directors (second from left), explains S&D tasting procedures to (l-to-r) Duard C. Linn, Jr., Vice Chairman of First Charter's Board; Lawrence M. Kimbrough, President and Chief Executive Officer for First Charter; Robert O. Bratton, First Charter Executive Vice President (standing) and Robert G. Fox,
Jr., First Charter Executive Vice President.

(Photo appears here with the following caption:)
Present and past First Charter Corporation directors gathered recently at River Run Country Club. Those attending included (l-to-r along veranda) Lawrence M. Kimbrough, President and Chief Executive
Officer; J.F. Jackson; James B. Widenhouse; Branson C. Jones; Robert
F. Lowrance; Grady S. Carpenter; J. Archie Smith; Robert G. Fox, Jr.;
J. Knox Hillman, Jr.; J.W. McGee, Jr.; (l-to-r on steps) Duard C. Linn, Jr., Vice Chairman; George W. Liles, M.D.; (l-to-r on lawn closest to veranda) G.N. Bisanar; Robert O. Bratton; Ladd W. Hamrick, Jr., M.D.;
L.R. Miller; T. David Propst; Kyle E. Black, M.D.; William R. Black,
M.D.; Jane B. Brown; Robert L. Wall; and (l-to-r in foreground) J.
Roy Davis, Jr., Chairman; Frank A. Dusch, Jr.; Hugh M. Morrison and John Hugh Williams.


year are quite encouraging. First Charter continues to benefit from an improving economy and from the dynamic markets we serve. We're containing noninterest expense. And we expect continued growth this year in noninterest (continued)


(Bar graph appears here with the following plot points:)

1984       1985       1986       1987       1988       1989       1990       1991       1992       1993       1994
10 cents   11 cents   14 cents   17 cents   18 cents   21 cents   23 cents   23 cents   25 cents   31 cents   41 cents

First Charter Corporation shareholders have experienced a 310% increase in their cash dividends since 1984.

(Photo appears here with the following caption:)
Recently affiliating with First Charter as Executive Vice President and Trust Executive: Phillip M. Floyd.


income as products such as our new CheckCard/VISAR debit card attract more customers to us.


    We shall be introducing an exciting check-imaging service this year that will provide our checking customers, both consumer and commercial, with digital reproductions of canceled checks. This new concept will greatly facilitate the managing of one's finances. We'll also be promoting our FIRST ACCOUNTS(SM) low cost banking services and our FirstNEIGHBORS(SM) affordable mortgage loans.
All of our lending activities will be more focused during 1995.


    We see significant opportunities for additional growth in our Trust
Division as Phillip M. Floyd has affiliated with us as Executive Vice President and Trust Executive. Phillip enjoys an excellent reputation among his peers and has invaluable experience with structuring fee-generating trust services that emphasize financial counseling. Such services will be a perfect complement to our FirstPARTNERS(SM) asset allocation program which has been well received since its introduction this past year.


    I am also delighted to confirm that, in January of this year, your Board of Directors approved the election of Lisa B. Boylen, Patricia K. Horton,

Donna J. Kenney and Kathryn B. Reese to the position of Senior Vice President with your bank. This action recognized the many contributions that each of these officers has made in recent years.


    First Charter operates within a strategic plan that allows for an interplay with the dynamics of the very changing and competitive marketplace. We are comfortable with the management of risk. And I'm pleased with the growing confidence I sense throughout First Charter that we'll meet each new challenge eagerly and imaginatively, something you'd expect from your Best Lifetime Financial Partner.


                                    Sincerely,


                                   (Signature of Lawrence M. Kimbrough)
                                   Lawrence M. Kimbrough
                                   President and Chief Executive Officer

(Photo appears here with the following caption:)
Elected in 1995 to the position of Senior Vice President with First Charter (L-to-R): Kathryn B. Reese, Lisa B. Boylen, Donna J. Kenney and
Patricia K. Horton.

Efficiency Ratio
(Bar graph appears here with the following plot points:)
 1991     1992     1993     1994
64.9      63.0     58.6     54.2

The ratio indicates the amount of expense incurred to generate revenues. The lower the ratio, the more flexibility an organization has regarding its competitive position and its potential to increase earnings.

ENHANCING
SHAREHOLDER
VALUE

(Five bar graphs appear on this page with the following plot points:)

Deposit/Loan Growth
(Dollars in Millions)

             1991     1992     1993     1994
Loans, Net   153.8    160.1    173.1    200.9
Deposits     204.4    230.0    243.4    266.3
This chart reports year-end  outstandings for loans and deposits.

Return On Average Assets


1991     1992     1993     1994
0.86     1.30     1.52*    1.74
*Excludes cumulative effect of change in accounting principle.
ROAA reflects the earnings generated on all of our assets. This ratio measures our productivity. It is one of the best indicators of earnings efficiency and it allows for a comparison between institutions without regard to size.

Common Stock Price Performance
12/31 Closing Price

1991     1992     1993     1994
5.25     7.50     11.25    14.63
Restated to reflect stock dividends declared in 1992 and 1994.
This chart depicts the closing bid at year-end for First Charter stock.

Earnings Per Share
1991     1992     1993     1994
0.45     0.70     0.89     1.12
Restated to reflect stock dividends declared in 1992 and 1994.
Net income is divided by the average shares outstanding for the year.

Return on Average Equity
1991     1992     1993     1994
7.13     10.66    12.42*   14.37
*Excludes cumulative effect of change in accounting principle.
This ratio represents the return on a shareholder's investment.

(A full-page photo appears with the following caption:)

Lawrence Kimbrough chats with Sharon and Anthony Chiccarello of Kannapolis at the bank's Kannapolis Hoedown.

FIRST CHARTER
MAKING
A DIFFERENCE

For over one hundred years, First Charter has been making a difference in the communities we serve. It may be coordinating efforts with local officials to promote our FirstNEIGHBORS(SM) affordable home loans. Or working with civic leaders in planning for an expanded community center. Or helping a couple through our Trust Division as they plan for retirement. Whatever the need, First Charter can be counted upon to help.



(Three photos appear on this page with the following captions:)

Steve Osborne, Concord Community Development Administrator, with new home owner, Subrina Harris.

Robert Mathis (left), Concord Fourth Ward Alderman, and Gregory
Steward, Coordinator for Concord's Project LIFT program, with First Charter's Marie Kluttz.

Punch and Willene Belvin of Mooresville with First Charter's Nancy Mills
(right).

(Full page photo appears here with the following caption:)

First Charter's Jim Steere (left) with Ernie Irvan at Irvan's farm in Rowan County.

FIRST CHARTER
INVOLVED
AND HELPING

First Charter is involved and helping in so many ways. We assist several prominent NASCAR drivers with their financial needs. We recently helped with the building of a superb YMCA facility in Landis. Through the CHAPS parenting program, First Charter provides budgeting and money management guidance to those seeking such help. And we routinely furnish financing for home builders and developers throughout our marketing area.

(Three photos appear on this page with the following captions:)

D.C. Linn (left), Landis businessman and Vice Chairman of First Charter's Board of Directors, with Dan Matthews of the bank.


Audrey McRae and her son, Michael, with First Charter's Jerold Marlow.

Dale Black (left), President of Carolina Living Builders, with Buddy Caldwell of First Charter.

First Charter has provided financial guidance throughout the construction and establishment of a highly regarded private school. We help deserving students explore career opportunities through our participation in the INROADS program. And to help care personnel, patients and their visitors, we've installed a convenient automatic teller machine at a major health care facility. If there's a need, we try to help. How can First Charter help you?

(Three photos appear with the following captions:)

Decorating for the holidays are (l-to-r) Hayden Horton, Betsy Bratton (on ladder), Headmaster Richard Snyder (kneeling), Jock Liles (contractor), First Charter's Bob Bratton, Dennis Yates (architect), Meredith Gilbert and Samantha Kaebe (kneeling), H.T. Thomas and Mike Chreitzberg (architect).

(Left) Thomas R. Revels, President and Chief Executive Officer of Cabarrus Memorial Hospital, with Linda Gibson of First Charter.

First Chater's Kathryn Reese with Eric Smith.

INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Charter Corporation

We have audited the accompanying consolidated balance sheets of First
Charter Corporation and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of First Charter's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiary at December 31, 1994 and 1993, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


As discussed in notes 1(a) and 1(e) to the consolidated financial statements, First Charter adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on January 1, 1993.


                                                KPMG Peat Marwick LLP

Charlotte, North Carolina
January 20, 1995

FIRST CHARTER CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                      December 31,
                                                                 1994              1993

ASSETS
Cash and due from banks..................................... $ 18,110,298     $ 12,857,677
Securities available for sale: (note 3)
    U. S. Government obligations............................   16,083,594       19,045,000
    U. S. Government agency obligations.....................    8,911,518                -
    Mortgage-backed securities..............................    2,519,763                -
    Other...................................................    3,288,447        2,473,553
      Total securities available for sale...................   30,803,322       21,518,553
Investment securities: (note 4)
(market value of $58,602,959, and $68,430,703 at 12/31/94
  and 12/31/93, respectively)
    U. S. Government obligations............................            -        3,002,455
    U. S. Governent agency obligations......................    7,985,901        1,000,000
    Mortgage-backed securities................................ 16,260,021       22,612,675
    State and municipal obligations, nontaxable..............  36,792,641       39,470,258
          Total Investment securities.......................   61,038,563       66,085,388
Loans (notes 5, 6, and 13)..................................  203,935,504      175,792,789
    Less: Unearned income...................................     (201,331)         (87,684)
    Allowance for loan losses...............................   (2,816,172)      (2,602,147)
        Loans, net..........................................  200,918,001      173,102,958
Premises and equipment, net (note 7)........................    7,247,098        6,535,173
Other assets (note 5).......................................    5,931,370        5,090,118
        Total assets........................................ $324,048,652     $285,189,867


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
   Noninterest-bearing...................................... $ 48,037,213     $ 39,095,820
   Interest-bearing.........................................  218,315,321      204,268,104
        Total deposits......................................  266,352,534      243,363,924
Short-term borrowings (note 8)..............................   17,734,069        4,439,212
Other liabilities...........................................    2,498,467        2,033,515
        Total liabilities...................................  286,585,070      249,836,651

SHAREHOLDERS' EQUITY (NOTE 12):
Common stock - $5 par value; authorized,
      10,000,000 shares; issued and outstanding,
      4,632,250 shares in 1994 and 3,488,633
      shares in 1993........................................   23,161,250       17,443,165
Additional paid-in capital..................................          672        5,933,438
Unrealized gain on securities available for sale............       96,150          728,535
Retained earnings...........................................   14,205,510       11,248,078
      Total shareholders' equity............................   37,463,582       35,353,216
Commitments (note 13)
        Total liabilities and shareholders'
          equity............................................ $324,048,652     $285,189,867

See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME


                                                                       Years Ended December 31,
                                                                 1994         1993           1992

INTEREST INCOME:
  Interest and fees on loans................................$16,388,189  $ 13,671,894   $13,497,959
  Federal funds sold..........................................  150,427        56,329       109,978
  Securities available for sale.............................  1,725,177             -             -
Investment securities:
  Taxable..................................................   1,460,840     3,524,229     3,632,552
  Non-taxable.............................................    2,133,698     1,939,380     1,465,759
          Total interest income............................. 21,858,331    19,191,832    18,706,248
INTEREST EXPENSE:
  Deposits:
      Demand................................................    997,476       990,520     1,093,885
      Money market..........................................    795,273       988,173     1,325,998
      Savings and time......................................  5,119,184     4,453,163     4,840,330
  Short-term borrowings.....................................    448,046       199,456       205,177
             Total interest expense.........................  7,359,979     6,631,312     7,465,390
      Net interest income................................... 14,498,352    12,560,520    11,240,858
Provision for loan losses (note 6)..........................    575,000       285,000       397,000
      Net interest income after provision for loan
        losses.............................................. 13,923,352    12,275,520    10,843,858
NONINTEREST INCOME:
  Trust income..............................................  1,382,159     1,262,459     1,143,901
  Service charges on deposit accounts.......................  1,487,978     1,512,103     1,487,058
  Insurance and other commissions...........................    193,972       182,940       155,531
  Securities available for sale transactions, net...........     40,685             -             -
  Investment securities transactions, net...................     38,761        98,681       (45,236)
  Other.....................................................    336,282       368,727       416,163
         Total noninterest income...........................  3,479,837     3,424,910     3,157,417
NONINTEREST EXPENSE:
  Salaries and fringe benefits (note 11)....................  5,292,764     5,337,532     5,182,102
  Occupancy and equipment...................................  1,323,754     1,399,082     1,514,927
  Other (note 9)............................................  3,434,999     3,404,971     3,091,860
         Total noninterest expense.......................... 10,051,517    10,141,585     9,788,889
          Income before income taxes........................  7,351,672     5,558,845     4,212,386
Income taxes (note 10)......................................  2,092,000     1,390,000       919,000
      Net income before cumulative effect of a
        change in accounting principle........................5,259,672     4,168,845     3,293,386
Cumulative effect on prior years (to December 31, 1992)
   of changing the method of accounting for income
     taxes..................................................          -       300,000            -
      Net income............................................$ 5,259,672 $   4,468,845 $  3,293,386
PRIMARY INCOME PER SHARE DATA:
 Net income before cumulative effect......................  $      1.12 $        0.89 $       0.70
 Net income from cumulative effect..........................          -          0.06            -
 Net income...........................................      $      1.12 $        0.95 $       0.70
 Average common and common equivalent shares ................ 4,696,899     4,720,492    4,697,846
INCOME PER SHARE DATA ASSUMING FULL DILUTION:
 Net income before cumulative effect....................... $      1.12 $        0.89 $       0.70
 Net income from cumulative effect..........................$         - $        0.06 $          -
 Net income.................................................$      1.12 $        0.95 $       0.70
 Average common equivalent shares...........................  4,701,195     4,727,132    4,717,280


See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992


                                                                                             Unrealized
                                                           Additional                        gain/(loss)
                                             Common          Paid-in          Retained        in value
                                              Stock          Capital          Earnings      of securities     Total

Balance, December 31, 1991............... $ 14,643,340     $ 3,288,172     $ 11,936,036     $  (67,200)    $29,800,348
Net income for 1992......................            -               -        3,293,386              -       3,293,386
Cash dividends of $.25 per share.........            -               -       (1,142,783)             -      (1,142,783)
Stock dividend of 20% per share
  (note 12)..............................    2,934,725       2,934,726       (5,869,451)             -               -
Unrealized gain in value of
  marketable equity securities...........            -               -                -         18,900          18,900
Recognition of loss on write-down
  in value of marketable equity
  securities.............................            -               -                -         48,300          48,300
Stock options exercised and Dividend
  Reinvestment Plan stock issued
  (note 12)..............................       30,285          12,153                -              -          42,438
Balance December 31, 1992................   17,608,350       6,235,051        8,217,188              -      32,060,589
Net income for 1993......................            -               -        4,468,845              -       4,468,845
Cash dividends of $.31 per share.........            -               -       (1,437,955)             -      (1,437,955)
Purchase and retirement of common
  stock..................................     (205,877)       (343,801)               -              -        (549,678)
Stock options exercised and Dividend
     Reinvestment Plan stock issued
     (note 12)..............................    40,692          42,188                -              -          82,880
Unrealized gain on securities
  available for sale.....................            -               -                -        728,535         728,535
Balance December  31, 1993...............   17,443,165       5,933,438       11,248,078        728,535      35,353,216
Net income for 1994......................            -               -        5,259,672              -       5,259,672
Cash dividends of $.41 per share.........            -               -       (1,892,627)             -      (1,892,627)
Purchase and retirement of common stock       (310,065)       (687,639)         (68,773)             -      (1,066,477)
Stock options exercised and Dividend
Reinvestment Plan stock issued (note 12).      229,999         212,184                -              -         442,183
Stock split effected in the form of a
  33  1/3% stock  dividend (note 12).....    5,798,151      (5,457,311)        (340,840)             -               -
Unrealized loss on securities available
  for sale...............................            -               -                -       (632,385)       (632,385)
Balance December 31, 1994................ $ 23,161,250     $       672     $ 14,205,510     $   96,150     $37,463,582


        See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years Ended December 31,
                                                                   1994             1993             1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................... $   5,259,672  $     4,468,845   $    3,293,386
Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for loan losses...............................      575,000          285,000          397,000
    Depreciation............................................      550,292          630,476          830,065
    Premium amortization and discount accretion,
      net...................................................      (38,044)         287,858          192,010
    Net gain on investment securities transactions..........      (38,761)         (98,681)          45,236
    Net gain on securities available for sale
      transactions..........................................      (40,685)               -                -
    Net gain on sale of premises and equipment..............       (2,843)               -                -
    (Increase) decrease  in other assets....................     (407,038)          39,371          147,457
    Increase (decrease) in other liabilities................      442,831          489,159         (237,921)
      Net cash provided by operating activities.............    6,300,424        6,102,028        4,667,233
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investment securities..............    3,010,938        8,069,893        3,000,000
  Proceeds from sales of securities available for
    sale....................................................    2,129,991                -                -
  Proceeds from maturities and issuer calls
   of investment securities.................................   34,860,470       19,060,941        7,935,810
  Proceeds from maturities of securities available for
    sale....................................................    2,221,458                -                -
  Purchase of investment securities.........................  (32,698,838)     (28,931,050)     (35,317,808)
  Purchase of securities available for sale.................  (14,681,171)               -                -
  Net increase in loans.....................................  (28,419,944)     (13,430,882)      (6,883,570)
  Proceeds from sale of premises and equipment, net.........        2,843                -           18,180
  Purchase of premises and equipment........................   (1,262,217)        (580,782)      (1,259,655)
    Net cash used by investing activities...................  (34,836,470)     (15,811,880)     (32,507,043)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand, NOW,
    money market, and savings accounts......................   29,493,573       21,616,256       38,318,238
  Net decrease in certificates of deposit...................   (6,504,963)      (8,246,906)     (12,677,226)
  Net increase (decrease) in securities sold under
    repurchase agreements and other
    short-term borrowings...................................   13,294,857       (9,407,468)       8,146,284

  Purchase of common stock ..................................  (1,066,477)        (549,678)               -
  Net increase in advances for taxes and insurance..........       22,121               -                 -
  Proceeds from issuance of common stock upon
    exercise of stock options...............................      442,183           82,880           42,438
  Cash dividends paid.......................................   (1,892,627)      (1,437,955)      (1,142,783)
      Net cash provided by financing activities.............   33,788,667        2,057,129       32,686,951

    Net increase (decrease) in cash and cash
      equivalents...........................................    5,252,621       (7,652,723)       4,847,141
    Cash and cash equivalents at beginning of year..........   12,857,677       20,510,400       15,663,259
    Cash and cash equivalents at end of year................ $ 18,110,298      $12,857,677   $   20,510,400

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................ $  7,309,741      $ 6,706,153   $    7,809,702
    Income taxes............................................ $  1,975,443      $ 1,528,601   $      964,690
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
  Transfers of loans and premises and equipment
    to other real estate owned.............................. $     29,901      $   154,465   $      529,192
  Unrealized gain (loss) in value of marketable
        equity  securities.................................. $          -      $         -   $       18,900
  Investment securities transferred to available for
    sale.................................................... $          -      $20,324,233   $            -
  Unrealized gain (loss) in value of securities
    available for sale (net of
          tax of effect of ($404,313) in 1994
            and $465,785 in 1993)........................... $   (632,385)     $   728,535   $            -
  Issuance of stock dividends............................... $  5,798,151      $         -   $    5,869,451

See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994, 1993, AND 1992

 (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiary, First Charter National Bank (the "Bank") follow in preparing and presenting their consolidated financial statements. In consolidation, all significant intercompany accounts and transactions have been eliminated.


    (A) SECURITIES - In May 1993, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities.
At the time of purchase the classification of the securities is determined. Securities are classified into three categories as follows:


    - investment securities - reported at amortized cost,


    - trading securities - reported at fair value with unrealized gains and losses included in earnings, or


    - securities available-for-sale - reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity (net of tax effect).


    On December 31, 1993, the Corporation adopted the provisions of SFAS No.
115 and classified certain US Treasury Notes and equity securities as securities available-for-sale. The Corporation recorded a fair value adjustment for this change in accounting principle amounting to $1,194,320 for the unrealized gain on securities available-for-sale. The Corporation also recorded an increase to deferred income taxes payable of $465,785 as well as an increase to stockholders' equity for $728,535. The Corporation intends to hold these securities for an indefinite period of time but may sell them prior to maturity. All other securities have been classified as investment securities because management has determined that the Corporation has the intent and the ability to hold all such securities until maturity.


    At December 31, 1992 all securities were reported at amortized cost.


    Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.


    (B) LOANS - Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, interest is discontinued on loans 90 days past due as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guaranties or other security and the loan is in the process of collection.


    Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis.


    The Corporation is on the allowance method in providing for loan losses. Accordingly, all loan losses are charged to the allowance for loan losses and all recoveries are credited to it. The provision for loan losses is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by management include the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

    In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses and losses on real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.


    (C) DEPRECIATION - Depreciation of premises and equipment is provided over the estimated useful lives of the respective assets primarily on the straight-line basis. Leasehold improvements are amortized on a straight-line basis over the terms of the respective leases.


    (D) FORECLOSED PROPERTIES - Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost (principal balance of the former loan plus costs of obtaining title and possession) or fair value, less estimated costs to sell. Generally such properties are appraised annually and the carrying value, if greater than the appraised value, is adjusted with a charge to income.



    (E) INCOME TAXES - In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109) which supersedes Statement 96. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


    Effective January 1, 1993, the Company adopted Statement 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.


    (F) INCOME PER SHARE - Primary income per share and income per share assuming full dilution are computed based on the weighted average number of shares outstanding, including common equivalent shares applicable to employees' stock options. Income per share for periods prior to 1994 has been restated for the effects of the 20% stock dividend declared in the fourth quarter of 1992 and a stock split effected in the form of a 33 1/3% stock dividend declared and distributed in the fourth quarter of 1994.


    (G) LOAN FEES AND COSTS - Nonrefundable loan fees and certain direct costs associated with originating or acquiring loans are deferred and recognized over the life of the related loans as an adjustment to interest income.


    (H) CASH FLOWS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.


    (I) FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("Statement 107") was issued by the Financial Accounting Standards Board in December 1991. Statement 107 requires disclosures about fair value of all financial instruments. Fair value estimates, methods, and assumptions are set forth in note 14.


    (2) FINANCIAL STATEMENT PRESENTATIONS AND RELATED MATTERS

    Reclassifications of certain amounts in the 1993 and 1992 consolidated financial statements have been made to conform with the financial statement presentation for 1994. The reclassifications have no effect on net income or total shareholders' equity as previously reported.

(3) SECURITIES AVAILABLE FOR SALE

  Securities available for sale at December 31, 1994 and 1993 are summarized as follows:


                                                       GROSS        GROSS
                                       AMORTIZED     UNREALIZED   UNREALIZED      CARRYING
                                         COST          GAINS        LOSSES          VALUE
             1994

U.S. Government Obligations.......    $16,044,698     $39,073        $ (177)      $16,083,594
U.S. Government Agency obligations.     9,009,013           -       (97,495)        8,911,518
Mortgage-backed securities .......      2,754,951           -      (235,188)        2,519,763
Equity Securities.................      2,837,037     451,410             -         3,288,447
Total.............................    $30,645,699    $490,483    $ (332,860)      $30,803,322


             1993

U.S. Government Obligations .......   $18,082,792    $962,208     $       -       $19,045,000
Equity Securities..................     2,241,441     232,112             -         2,473,553
Total..............................   $20,324,233  $1,194,320     $       -       $21,518,553


    Securities with an aggregate carrying value of $15,083,750 at December
31, 1994 were pledged to secure public deposits and securities sold under agreements to repurchase. Proceeds from the sale of securities available for sale were $2,129,991 with gross gains of $74,142 and gross losses of $33,457 in 1994.


(4) INVESTMENT SECURITIES
 Investment securities  at December 31, 1994 and 1993 are summarized as follows:


                                                             GROSS           GROSS        ESTIMATED
                                           CARRYING     UNREALIZED      UNREALIZED           MARKET
                                              VALUE          GAINS          LOSSES            VALUE

        1994

U.S. Government agency obligations.... $  7,985,901    $         -    $    (16,726)    $  7,969,175
Mortgage-backed securities............   16,260,021         84,265        (910,035)      15,434,251
State and municipal obligations.......   36,792,641        622,267      (2,215,375)      35,199,533
    Total............................. $ 61,038,563    $   706,532    $ (3,142,136)    $ 58,602,959

        1993

U.S. Government obligations........... $  3,002,455    $    12,233    $          -     $  3,014,688
U.S.  Government agency obligations...    1,000,000          6,875               -        1,006,875
Mortgage-backed securities............   22,612,675        478,118        (110,302)      22,980,491
State and municipal obligations.......   39,470,258      2,169,071        (210,680)      41,428,649
    Total............................. $ 66,085,388    $ 2,666,297    $   (320,982)    $ 68,430,703

    Securities with an aggregate market value of $11,256,688 at December 31, 1994 were pledged to secure public and trust deposits and securities sold under agreements to repurchase.

    Proceeds from the sale of investment securities were $3,010,938, $8,069,893, and $3,000,000 for 1994, 1993, and 1992 respectively. Gross gains of $38,761 and no gross losses were realized in 1994, gross gains of $153,460 and gross losses of $54,779 were realized in 1993 and gross gains of $3,064 and no gross losses were realized in 1992.

(5) LOANS

   Loans at December 31, 1994 and 1993 are as follows:

                                              1994            1993
Commercial, financial and agricultural... $ 34,354,732    $ 35,069,185
Real estate - construction...............   24,683,500      16,141,642
Real estate - mortgage...................  121,266,164     104,065,362
Installment..............................   23,631,108      20,516,600
  Total.................................. $203,935,504    $175,792,789

Nonaccrual loans included above.......... $  2,033,122    $  1,903,741

    Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1994, 1993, and 1992, had they performed in accordance with their original terms, amounted to approximately $219,000, $162,000, and $380,000, respectively. Interest income on all such loans included in the results of operations for 1994, 1993, and 1992 amounted to approximately $99,000, $69,000, and $283,000, respectively.


    Included in other assets at December 31, 1994 and 1993 are foreclosed properties (other real estate owned) with a net book value of $1,841,628 and $2,258,100, respectively.


    The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1994.

Balance at December 31, 1993.............................    $ 5,366,112
New loans................................................      3,108,411
Principal repayments.....................................     (4,436,170)
Balance at December 31, 1994.............................    $ 4,038,353

    In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(6) ALLOWANCE FOR LOAN LOSSES

    The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1994:

                                          1994          1993          1992
Beginning Balance.................. $2,602,147    $2,749,604    $2,377,247
Add:
 Provision charged to operations...    575,000       285,000       397,000
                                     3,177,147     3,034,604     2,774,247
Less:
 Loan charge-offs..................    579,763       538,217       333,552
 Less loan recoveries..............    218,788       105,760       308,909
    Net loan charge-offs...........    360,975       432,457        24,643
 Ending balance.................... $2,816,172    $2,602,147    $2,749,604


(7) PREMISES AND EQUIPMENT

    Premises and equipment at December 31, 1994 and 1993 are summarized as follows:

                                        1994           1993
Land............................. $3,847,447    $ 3,235,837
Buildings........................  4,727,546      4,650,575
Furniture and equipment..........  5,632,592      5,112,327
Leasehold improvements...........    481,009        462,851
                                  14,688,594     13,461,590
Less accumulated depreciation and
 amortization....................  7,441,496      6,926,417
Premises and equipment, net...... $7,247,098    $ 6,535,173



(8) SHORT-TERM BORROWINGS

    The following is a schedule of securities sold under repurchase agreements, federal funds purchased and Federal Home Loan Bank ("FHLB") borrowings.

                                                                       1994
                                                         INTEREST                              MAXIMUM
                                              BALANCE        RATE                 AVERAGE  OUTSTANDING
                                                AS OF       AS OF     AVERAGE    INTEREST       AT ANY
                                          DECEMBER 31  DECEMBER 31    BALANCE        RATE    MONTH-END
Federal funds purchased, securities
 sold under agreements to
 repurchase and FHLB borrowings........    $17,734,069     4.92%    $10,908,418     4.11%    $17,734,069

    At December 31, 1994 the Corporation had two available lines of credit each in the amount of $30,000,000 with the FHLB. At December 31, 1994, $6,000,000 of these lines were outstanding at market interest rates for the specific advance program and maturity. In addition, the Corporation is required to pledge collateral to secure the advances as described in the line of credit agreements.


                                                        1993
                                             Interest                               Maximum
                                Balance          Rate                 Average   Outstanding
                                  as of         as of     Average    Interest        at Any
                            December 31   December 31     Balance        Rate     Month-End
Federal funds purchased
 and securities sold under
 agreements to repurchase... $4,439,212       2.69%    $7,027,979     2.84%    $13,604,574


(9) OTHER NONINTEREST EXPENSE

    Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income are as follows:


                                                1994        1993        1992

Advertising............................... $  408,182     $  307,109   $   324,830
Professional and other outside services...    743,772        891,892       649,808
FDIC insurance............................    543,902        505,674       468,558
Printing, stationery and supplies.........    336,793        275,726       283,821
Foreclosed properties.....................     69,719        240,229       220,974
Other.....................................  1,332,631      1,184,341     1,143,869
  Total noninterest expense............... $3,434,999    $ 3,404,971    $3,091,860

(10) INCOME TAX

    As discussed in note 1, the Corporation adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $300,000 is determined as of January 1, 1993 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993.


    Income tax expense (benefit) consists of the following:



                                 Current       Deferred           Total
Year ended December 31, 1994
Federal..................... $ 1,670,269    $    85,731     $ 1,756,000
State ......................     316,000         20,000         336,000
Total....................... $ 1,986,269    $   105,731     $ 2,092,000

Year ended December 31, 1993
Federal..................... $ 1,265,000    $   (48,000)    $ 1,217,000
State.......................     176,000         (3,000)        173,000
Total....................... $ 1,441,000    $   (51,000)    $ 1,390,000

Year ended December 31, 1992
Federal..................... $   956,000    $  (160,000)    $   796,000
State.......................     123,000              -         123,000
Total....................... $ 1,079,000    $  (160,000)    $   919,000

    Income tax expense was $2,092,000, $1,390,000 and $919,000 for the years ended December 31, 1994, 1993 and 1992, respectively and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:



                                                     1994                 1993                   1992
                                                           % OF                 % of                   % of
                                                         PRETAX               Pretax                Pretax
                                               AMOUNT    INCOME     Amount    Income      Amount    Income
Income before income taxes..............  $ 7,351,672           $5,558,845            $4,212,386

Tax at federal income tax rate..........    2,499,568    34.0%   1,890,007     34.0%   1,432,211     34.0%
Reasons for differences:
   Tax exempt income....................     (672,474)   (9.1)    (611,858)   (11.0)    (454,973)   (10.8)
   Change in amount of
      unrecognized tax benefits
      relating to future net
      deductible amounts................            -       -           -        -        44,026      1.0
   Federal alternative minimum
      tax (credit)......................            -       -           -        -      (241,766)    (5.7)
   State income tax, net of
      federal benefit...................      221,760     3.0%     114,180      2.0       81,180      1.9
Other...................................       43,146     0.6%      (2,329)     0.0       58,322      1.4
  Total................................. $  2,092,000    28.5%  $1,390,000     25.0%   $ 919,000     21.8%


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below:


                                                                  1994          1993
Deferred Tax Assets:
Provision for loan losses................................... $ 815,883     $ 695,891
  Accelerated depreciation for tax purposes under
   straight line depreciation for financial statement
   purposes..................................................    8,771         9,089
  Accrued expenses deductible when paid for tax
   purposes..................................................   67,951        43,125
  Interest income for tax purposes over
   financial statement purposes.............................         -        39,267
  Other real estate basis for tax purposes over
   financial statement basis...............................          -        59,591
  Other.....................................................    19,208        21,238
   Total gross deferred tax assets..........................   911,813       868,201
Less valuation allowance....................................         -             -
   Deferred tax asset net of valuation......................   911,813       868,201
Deferred Tax Liabilities:
  Installment sale income for financial purposes over
    tax purposes............................................    (6,816)      (50,356)
  Unrealized gain on securities available for sale..........   (61,472)     (465,785)
  Tax over book accrued expenses............................  (113,025)            -
  Other.....................................................  (134,972)      (55,114)
   Total gross deferred tax liability.......................  (316,285)     (571,255)
   Net deferred tax asset................................... $ 595,528     $ 296,946

    A portion of the change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred tax benefit of $404,313 has been recorded directly to shareholder's equity. The balance of the change in the net deferred tax asset results from the current period deferred tax expense of $105,731.

    No valuation allowance for deferred tax assets was required at December 31, 1994 or December 31, 1993. It is management's belief that realization of the deferred tax asset is more likely than not.

    Tax returns for 1992 and subsequent years are subject to examination by the taxing authorities.

    The tax effect of changes in temporary differences during 1992 is presented below:



                                                                                             1992

Provision for loan losses............................................................... $  (99,029)
Accelerated depreciation for tax purposes over (under) straight-line
 depreciation for financial  statement purposes.........................................    (61,136)
Consulting and non-compete expenses for financial statement
 purposes as compared to the amount  deductible for income
 tax purposes...........................................................................      3,764
Deferred loan fees and costs for financial statement purposes as compared to recognizable fees and deductible costs
 for income tax purposes ...............................................................    (24,871)
Other, net..............................................................................     21,272
    Total ..............................................................................  $(160,000)

(11) RETIREMENT PLAN CONTRIBUTION


    The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees. The provisions of the plan provide that the Corporation will annually contribute three percent of covered compensation and match a discretionary percentage, 119% in 1994, of contributions made by participating employees, who may contribute between one and six percent of their covered compensation. The Corporation's aggregate contribution was $355,253, $348,811 and $314,791 for 1994, 1993 and 1992, respectively.



(12) COMMON STOCK


    On October 10, 1994, the Board of Directors of the Corporation declared a stock split effected in the form of a 33 1/3% Common Stock dividend payable on December 16, 1994 to shareholders of record on November 18, 1994. On October 14, 1992, the Board of Directors of the Corporation declared a 20% Common Stock dividend payable on January 15, 1993 to shareholders of record on December 18, 1992. All per share data in the consolidated financial statements has been retroactively adjusted for the stock dividends.


    Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees. Depending on the type of options granted, their terms may be for up to ten years and shall generally be exercisable in five equal annual, cumulative installments beginning not earlier than six months from the date of grant. In no event shall the exercise price for each option granted be less than the fair value of the common stock as of the date of grant. A maximum of 240,000 shares (as adjusted to reflect the stock dividends) are reserved for issuance under the comprehensive plan.


    Under the terms of the 1991 and 1993 Employee Stock Purchase Plans (the "ESPP"), stock options are periodically granted to employees, based on their eligibility and compensation, at a price not less than 90% of the fair market value of the shares at the date of grant. The option period is generally for a term of two years. A maximum of 133,333 shares (as adjusted to reflect the stock dividends) are reserved for issuance under the 1993 ESPP. The 1991 ESPP expired in January, 1994.


    The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 200,000 shares (as adjusted to reflect the stock dividends) of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $2,500 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments the

Corporation can either issue new shares valued at the then current market value of the common stock or can purchase shares of common stock in the open market. Newly issued common stock (14,690 shares) was distributed during the first and second quarters of 1994. During the remaining quarters, reinvested cash dividends and optional cash payments were used to purchase common stock on the open market.



    The following is a summary of activity under the Comprehensive Plan and the 1993 and 1991 ESPP. All options outstanding at December 31, 1994 have been adjusted to reflect the stock dividends.


                                 Option    Balance at                                      Balance at
                                  Price  Jan. 1, 1994    Grants  Exercises   Forfeits   Dec. 31, 1994  Exercisable
INCENTIVE STOCK OPTION
   Options...................    $  4.37     17,053           -     2,053         800        14,200        8,039
   ..........................    $  6.41     31,787           -     2,347         960        28,480       16,320
   ..........................    $ 10.50     38,933           -         -       2,160        36,773       15,573
   ..........................    $ 14.72          -      28,933         -           -        28,933            -
   Available  ...............          -    135,867     (28,933)        -           -       106,934            -

1991 EMPLOYEE STOCK
PURCHASE PLAN
   Options..................      $ 5.25     25,990          -     25,990           -             -            -

1993 EMPLOYEE STOCK
PURCHASE PLAN
 Options......................   $ 10.13          -      25,740         -           -        25,740            -


(13) COMMITMENTS AND OFF BALANCE SHEET RISK

    In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1994, preapproved but unused lines of credit for loans totalled $49,621,745 and standby letters of credit aggregated $664,221. These amounts represent the Bank's exposure to credit risk, and in the opinion of management have no more than the normal lending risk that the Bank commits to its borrowers. If these commitments are drawn, the Bank will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Collateral obtained varies but may include accounts receivable, inventory and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.


    The Bank grants primarily commercial and installment loans to customers throughout its market area, which consists of Cabarrus, Rowan and Mecklenburg Counties. The real estate loan portfolio can be affected by the condition of the local real estate markets.


    Average daily Federal Reserve balance requirements for the year ended December 31, 1994 amounted to $1,449,000.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH, FEDERAL FUNDS SOLD AND SHORT-TERM BORROWINGS

    The carrying amounts of cash, federal funds sold and short-term borrowings approximate fair value because of the short maturity of these instruments.



SECURITIES AVAILABLE FOR SALE

    The fair value of debt securities is based on bid prices published in financial newspapers or bid quotations received from securities dealers.

    The fair value of Corporate stock is estimated at the average between the bid and ask prices published in financial newspapers. The fair value of the remaining equity securities is estimated at the carrying value due to the absence of market sources and similar instruments.


                                            AT DECEMBER 31, 1994     At December 31, 1993
                                            AMORTIZED        FAIR    Amortized        Fair
(DOLLARS IN THOUSANDS)                           COST       VALUE         Cost       Value
U.S. Government obligations
    Due in one year or less................. $  7,027    $  7,033    $  2,007    $  2,015
    Due after one year through five years...    9,018       9,050      16,076      17,030
U.S. Government agency obligations
    Due in one year or less.................    2,009       2,007           -           -
    Due after one year through five years...    7,000       6,905           -           -
Mortgage-backed securities
     Adjustable Rate........................    2,755       2,520           -           -
Equity securities...........................    2,837       3,288       2,241       2,474
Total securities available for sale......... $ 30,646    $ 30,803    $ 20,324    $ 21,519

INVESTMENT SECURITIES

    The fair value of debt securities, except certain state and municipal obligations, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal obligations is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of instruments similar to those being valued, adjusted for differences between the quoted instruments and the instruments being valued.


                                                            AT DECEMBER 31, 1994     At December 31, 1993
                                                          AMORTIZED            FAIR  Amortized      Fair
(DOLLARS IN THOUSANDS)                                         COST           VALUE       Cost     Value
U. S. Government obligations:
      Due in one year or less.............................. $    -        $      -    $ 3,002    $ 3,013
U. S. Government agency obligations:
      Due in one year or less..............................   7,986           7,969         -          -
      Due after one year through five years................       -               -      1,000      1,007
Mortgage-backed securities:
      Fixed rate...........................................  16,260          15,434     22,612     22,982
State and municipal obligations:
      Due in one year or less..............................   1,943           1,965      3,455      3,580
      Due after one year through five years................   3,047           3,166      2,964      3,167
      Due after five years through ten years...............  23,861          22,861     19,095     20,321
      Due after ten years..................................   7,942           7,208     13,957     14,361

Total investment securities ............................... $61,039      $   58,603    $66,085    $68,431

LOANS


    For purposes of estimating fair value of loans, the portfolio is segregated by type based on similar characteristics such as commercial, real estate mortgage, real estate construction and installment. The portfolio is further divided into fixed and adjustable rate interest terms and by performing and nonperforming categories.



    The fair value of performing loans is calculated by discounting estimated cash flows using current rates at which similiar loans would be made to borrowers with similar credit risk. Cash flows for fixed rate loans are based on the weighted average maturity of the specific loan category. The majority of adjustable rate loans are prime based and are repriced either immediately or monthly as prime changes.



    The fair value of nonaccrual loans is based on the book value of each loan less an applicable reserve for credit losses. The reserve for credit losses is determined on a loan by loan basis based on either recent external appraisals or internal assessments using available market information and specific borrower information.



    The following table presents fair value information for loans.


                                       AT DECEMBER 31, 1994      At December 31, 1993
                                      CARRYING    ESTIMATED     Carrying     Estimated
(DOLLARS IN THOUSANDS)                  AMOUNT   FAIR VALUE       Amount    Fair Value
Commercial, financial
and agricultural:
      Adjustable...................... $ 19,577     $ 19,576    $ 21,826     $ 21,827
      Fixed...........................   13,929       13,431      13,090       13,346
Real estate-construction
      Adjustable......................   19,100       19,099      13,662       13,662
      Fixed...........................    4,982        4,394       1,624        1,640
Real estate-mortgage
      Adjustable......................   64,309       64,307      65,831       65,847
      Fixed...........................   56,395       53,600      37,461       37,940
Installment
      Adjustable......................    1,958        1,958       2,505        2,505
      Fixed...........................   21,652       21,010      17,890       17,888
Nonaccrual............................    2,033        1,273       1,904        1,497
Total Loans...........................  203,935      198,648     175,793      176,152
  Less: Unearned income...............     (201)           -         (88)           -
        Allowance for loan losses.....   (2,816)           -      (2,602)           -
      Loans, net...................... $200,918     $198,648    $173,103     $176,152

DEPOSIT LIABILITIES

    The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand as of December 31, 1994. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

    The following table presents fair value information for deposits.

                                                        At December 31, 1994       At December 31, 1993

                                                        CARRYING   ESTIMATED     Carrying      Estimated
(Dollars in thousands)                                   AMOUNT    FAIR VALUE     Amount       Fair Value
Demand deposits - non-interest bearing................  $ 48,037    $ 48,037     $ 39,096       $ 39,096
Demand deposits - interest bearing....................    50,855      50,855       50,982         50,982
Insured money market accounts.........................    32,183      32,183       35,149         35,149
Savings deposits......................................    86,469      86,469       62,825         62,825
Certificates of deposit:
    Floating rate certificates........................     8,068       8,068        8,376          8,376
    Maturing in six months or less....................    26,785      26,680       32,701         32,734
    Maturing between six months and one year..........     7,787       7,650       10,264         10,309
    Maturing between one and three years..............     6,005       5,727        3,623          3,652
    Maturing beyond three years.......................       164         164          348            371
Total.................................................  $266,353    $265,833     $243,364       $243,494

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

    The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to approximate the carrying value.

LIMITATIONS


    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


    Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage brokerage operations, and premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.




(15) FIRST CHARTER CORPORATION


    The principal asset of the Corporation is its investment in the Bank, and its principal source of income is dividends from such subsidiary. Certain regulatory and other requirements restrict the lending of funds by the Bank to the Corporation and the amount of dividends which can be paid to the Corporation. In addition, the Comptroller of the Currency may prohibit the payment of dividends by a national bank if it determines that such payment would constitute an unsafe or unsound practice. At December 31, 1994, the Bank had available undivided profits of approximately $10,422,000 for payment of dividends without obtaining prior regulatory approval. At December 31, 1994, approximately $24,028,000 of the Corporation's investment in its subsidiary was restricted as to transfer to the Corporation without obtaining prior regulatory approval.

    The Parent Company's balance sheet data as of December 31, 1994 and 1993 and related income and cash flow statement data for each of the years in the three-year period ended December 31, 1994 are as follows:

                                                                     1994             1993            1992
BALANCE SHEET DATA:
    Cash.................................................... $    494,685     $  1,582,144
    Securities available for sale...........................    2,089,695        1,333,402
    Investment in the Bank..................................   34,450,886       32,510,663
    Receivable from the Bank................................      600,000          382,000
    Fixed  assets...........................................      587,035                -
    Other assets                                                   19,523           19,523

                                                             $ 38,241,824     $ 35,827,732
    Accrued liabilities..................................... $    778,242     $    474,516
    Shareholders' equity....................................   37,463,582       35,353,216

                                                             $ 38,241,824     $ 35,827,732
INCOME STATEMENT DATA:
    Dividends from the Bank................................. $  2,450,000     $  1,438,000     $ 1,141,000
    Loss on write-down in value of marketable
     equity securities......................................            -                -         (48,300)
    Other operating  income (expense).......................      103,292            3,765         (38,263)
    Income before equity in undistributed net
     income of subsidiary...................................    2,553,292        1,441,765       1,054,437
    Equity in undistributed net income of
      subsidiary............................................    2,706,380        3,027,080       2,238,949
     Net income............................................. $  5,259,672     $  4,468,845     $ 3,293,386

CASH FLOW STATEMENT DATA:
   CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income.............................................. $  5,259,672     $  4,468,845     $ 3,293,386
    Net gain on securities available for sale
      transactions..........................................      (74,142)               -               -
    Recognition of loss on write-down in value
     of marketable equity securities........................            -                -          48,300
    Increase in accrued liabilities.........................      218,200           31,945          88,467
    Decrease  (increase) in other assets....................            -          (19,079)          1,415
    Increase in receivable from the Bank....................     (218,000)         (30,000)        (89,000)
    Increase in investment in the Bank......................   (2,706,380)      (3,027,080)     (2,238,949)
     Net cash provided by operating activities..............    2,479,350        1,424,631       1,103,619
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of available for sale securities...............     (626,594)               -               -
    Purchase of investment securities.......................            -         (615,690)         (5,350)
    Purchase of premises and equipment......................     (587,035)               -               -
    Proceeds from sale of securities available for
      sale..................................................      163,741                -               -
     Net cash used by investing activities..................   (1,049,888)        (615,690)         (5,350)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase of common stock................................   (1,066,477)        (549,678)              -
    Proceeds from  issuance of common stock  upon
      exercise
     of stock options.......................................      442,183           82,880          42,438
    Cash dividends paid.....................................   (1,892,627)      (1,437,955)     (1,142,783)
    Net cash used by financing activities...................   (2,516,921)      (1,904,753)     (1,100,345)
    Net  decrease  in cash..................................   (1,087,459)      (1,095,812)         (2,076)
    Cash at beginning of year...............................    1,582,144        2,677,956       2,680,032
    Cash at end of year..................................... $    494,685     $  1,582,144     $ 2,677,956
    SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
    Unrealized gain (loss) in value of marketable
      equity securities..................................... $          -     $          -     $    18,900
    Investment securities transferred to available for
      sale.................................................. $          -     $  1,101,290     $         -
    Unrealized gain in value of securities available
      for sale (net of tax effect of $85,526 and  $90,524)...$    133,772     $    141,588     $         -
    Unrealized gain  (loss) in value of securities
      available for sale of the subsidiary bank (net of tax
      effect of ($489,839) and 375,261)..................... $   (766,157)    $    587,947     $         -
    Issuance of  stock dividend............................. $  5,798,151     $          -     $ 5,869,451

(16) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                        1994

 (DOLLARS IN THOUSANDS, EXCEPT INCOME        FIRST     SECOND     THIRD    FOURTH
   PER SHARE)                              QUARTER    QUARTER   QUARTER   QUARTER     TOTAL
Total interest income..................... $ 4,856    $ 5,278    $5,707    $6,017    $21,858
Total interest expense....................   1,647      1,728     1,905     2,080      7,360
Net interest income.......................   3,209      3,550     3,802     3,937     14,498
Provision for loan losses.................      75        125       150       225        575
Total noninterest income..................     931        891       860       798      3,480
Total noninterest expense.................   2,528      2,510     2,439     2,574     10,051
Income taxes..............................     376        491       647       578      2,092
Net income................................ $ 1,161    $ 1,315    $1,426    $1,358    $ 5,260

Per share data:
Primary income per share.................. $  0.25    $  0.28    $ 0.30    $ 0.29    $  1.12
Income per share assuming full dilution... $  0.25    $  0.28    $ 0.30    $ 0.29    $  1.12



                                                                      1993

(DOLLARS IN THOUSANDS, EXCEPT INCOME           First      Second      Third      Fourth
    PER SHARE)                                Quarter    Quarter    Quarter     Quarter     Total
Interest income.............................. $ 4,732    $ 4,683    $ 4,803    $ 4,974    $ 19,192
Interest expense.............................   1,700      1,676      1,629      1,626       6,631
Net interest income..........................   3,032      3,007      3,174      3,348      12,561
Provision for loan losses....................       -        105        180          -         285
Noninterest income...........................     772        798        817      1,038       3,425
Noninterest expense..........................   2,501      2,419      2,447      2,775      10,142
Income taxes.................................     337        304        342        407       1,390
Net  income before cumulative effect
  of a change in accounting principle........     966        977      1,022      1,204       4,169
Cumulative effect of prior years of
  changing the method of accounting for
  income taxes..............................      300          -          -          -         300
Net income................................... $ 1,266    $   977    $ 1,022    $ 1,204    $  4,469
Primary income per share data:
  Net income before cumulative effect.........$  0.21    $  0.20    $  0.22    $  0.26    $   0.89
  Net income from cumulative effect...........   0.06          -          -          -        0.06
  Net income................................. $  0.27    $  0.20    $  0.22    $  0.26    $   0.95
Income per share data assuming full dilution:
  Net income before cumulative effect......   $  0.21    $  0.20    $  0.22    $  0.26    $   0.89
  Net income from cumulative effect........      0.06          -          -          -        0.06
Net income................................... $  0.27    $  0.20    $  0.22    $  0.26    $   0.95

First Charter Corporation and Subsidiary

Management's Discussion and Analysis of Results of
Operations and Financial Condition

      First Charter Corporation (the "Corporation"), headquartered in Concord NC, is a North Carolina bank holding company. First Charter National Bank (the "Bank"), the wholly owned subsidiary of the Corporation, is a full-service bank and trust company with twelve offices located in Cabarrus, Rowan and northern Mecklenburg counties.

      Through its branch locations, the Bank provides a wide range of deposit accounts; commercial, consumer, home equity and residential mortgage loans; personal corporate trust services; safe deposit boxes; and automated banking.

      The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto included elsewhere in this report.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1994 VERSUS 1993

Overview

      First Charter Corporation earned $5,259,672, or $1.12 per share in 1994, a 26.2% increase from $4,168,845, or $0.89 per share in 1993 (excluding the effect of a change in the method of accounting for income taxes). A key factor contributing to the increase in net income was a 15.4% increase in net interest income. These earnings equate to a return on average assets of 1.74% for 1994, compared to 1.52% for 1993 and a return on average equity of 14.37% in 1994, versus 12.42% in 1993. The 1993 ratios exclude the effect of the change in accounting method in 1993.

      Total assets at December 31, 1994, were $324,048,652, up 13.6% from the level at year-end 1993. Gross loans increased 16.0% to $203,935,504 and total deposits increased 9.5% to $266,352,534.

Liquidity

      Liquidity is the ability to maintain cash flows adequate to fund operations and meet obligations and other commitments on a timely and cost-effective basis. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in a sizeable portion of the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management's asset-liability policy is to maintain or enhance the net interest margin and provide adequate liquidity to meet continuing loan demand and withdrawal requirements and to service normal operating expenses. If additional funding sources were needed, the Bank could use the investment portfolio to secure public deposits, draw on approved Federal Fund lines at correspondent banks, and borrow from the Federal Reserve discount window. In addition to these sources, the Bank is a member of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. Another source of liquidity is the securities available for sale portfolio. See "Securities Available for Sale" for a further discussion. Management believes the Bank's sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.

Asset Liability Management and Interest Rate Sensitivity

      One of the primary objectives of asset/liability management is to maximize net interest margin while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated monthly and is based on a range of interest rate scenarios. Management believes this method more accurately measures interest rate risk.

      The Bank's balance sheet is liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1994 total rate sensitive liabilities through one year were $224.9 million compared to rate sensitive assets of $135.8 million for a cumulative gap of $89 million. Although interest rates increased during 1994, the earnings position improved because interest income was positively impacted by the increases in the prime rate of interest from 6.0% at December 31, 1993 to 8.5% at December 31, 1994. Funding costs increased, but not as quickly or in the same magnitude as the repricing of prime-based loans. As liabilities are repriced in response to rising rates, net interest income could decline.

Capital Resources

      At December 31, 1994, total stockholders' equity was $37,463,582, a 6.0% increase from 1993. The increase in capital is primarily attributable to retained earnings. Cash dividends declared in 1994 were $.41 compared to $.31 in 1993. The Corporation also declared and paid a 33 1/3% stock dividend during the fourth quarter of 1994. Assuming the 1994 fourth quarter dividend of $.13 per share remains unchanged during 1995, projected cash dividend payments to shareholders will increase 26.8% in 1995.

      During 1994, the Corporation purchased and retired approximately 62,000 shares of its common stock for $1,066,477. The shares were purchased and retired to maintain the level of shares outstanding in anticipation of new shares to be issued under the Corporation's various stock purchase and stock option plans.

      The primary source of funds for dividends paid by the Corporation to its shareholders is dividends received from the Bank. The amount of dividends that the Bank may pay is subject to regulation by the Office of the Comptroller of the Currency (OCC). Under current regulations, the amount that may be paid in any one year without approval of the OCC is the sum of its net profits for that year and its retained net profits for the preceding two years. In addition, the OCC may prohibit the payment of dividends by a national bank if it determines that such payment would constitute an unsafe or unsound practice. At December 31, 1994, the Bank had available undivided profits of approximately $10,422,000 for payment of dividends without obtaining prior regulatory approval. In 1995, the Bank can initiate dividend payments without the approval of the OCC in an amount not exceeding its retained net profits for 1993 and 1994 (approximately $5,733,000) plus an additional amount equal to its net profits for 1995 up to the date of any such dividend declaration.

      The Corporation must comply with regulatory capital requirements established by the Federal Reserve Board (FRB). These standards require the Corporation to maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets, and Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the general allowance for loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.

      In addition to the risk-based capital requirements described above, the Corporation is subject to a leverage capital requirement, which calls for a minimum ratio of Tier I Capital (as defined previously) to total assets of 3% to 5%.

      At December 31, 1994, the Corporation and the Bank were in compliance with all existing capital requirements as summarized in the table below.



                                                                          Risk-Based Capital
                                    Leverage Capital            Tier 1 Capital          Total Capital
                                Amount       Percentage (1)  Amount   Percentage (2)  Amount  Percentage (2)

                                                          (Dollars in thousands)
     Actual..................  $36,963          11.41%      $36,963      16.42%       $39,776       17.67%
     Required...............    12,958           4.00         9,002       4.00         18,005       8.00
     Excess..................   24,005           7.41        27,961      12.42         21,771       9.67


   (1) Percentage of total adjusted assets. The FRB minimum leverage ratio requirement is 3% to 5%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.

   (2)     Percentage of risk-weighted assets.


     Regulatory Recommendations

      Management is not presently aware of any current recommendations to the Corporation or to the Bank by regulatory authorities which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources, or operations.

BALANCE SHEET ANALYSIS

Securities Available for Sale

      Securities available for sale are a component of the Corporation's asset/liability management strategy and may be sold in response to liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. They are accounted for at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity.

      At December 31, 1994, securities available for sale were $30,803,322 or 9.5% of total assets compared to $21,518,553 or 7.5% of total assets at year-end 1993. During a period of rising interest rates and a time of increased loan demand, management purchased short term agency obligations and adjustable rate mortgage-backed securities to increase its flexibility to manage the balance sheet and thus attempt to maintain a stable net interest margin. The fair value of these assets is approximately $157,000 above their amortized cost at December 31, 1994. The average yield on the securities available for sale portfolio was 7.02% at December 31, 1994.

      The average life of the portfolio was 4.52 years at December 31, 1994 compared to 2.31 years at year-end 1993.

Investment Securities

      Investment securities totaled $61,038,563 or 18.8% of total assets at December 31, 1994. Investment securities are carried at cost and adjusted for amortization of premiums and accretion of discounts. The market value of investment securities at December 31, 1994 was $58,602,959.

      The investment securities portfolio decreased approximately $5 million due to the sale of two U.S. Treasury notes, both of which were sold less than ninety days from scheduled maturity, paydowns in the mortgage-backed portfolio and maturities in the municipal portfolio. During the year excess funds were invested in sixty day Federal Home Loan Bank discount notes as an alternative to federal funds.

      The average yield earned on investment securities in 1994 was 7.34% compared to 7.69% in 1993. The average maturity of the portfolio was 7.31 years at December 31, 1994 compared to 8.73 years at year-end 1993.



Loans

      As a result of increased loan demand during 1994, gross loans increased 16.0% to $203,935,504 at December 31, 1994, from $175,792,789 at December 31,
1993.

      The loan portfolio at December 31, 1994 was composed of 16.8% commercial, financial, and agricultural loans, 12.1% real estate construction loans, 59.5% real estate mortgage loans, and 11.6% installment loans. This compares to a composition of 19.9% commercial, 9.2% real estate construction, 59.2% real estate mortgage, and 11.7% installment at December 31, 1993. The increase in construction loans is attributable to an increase in real estate building in the Corporation's market area. Approximately $14,000,000 of the real estate mortgage loans are loans for which the principal source of repayment comes from the sale of real estate. The remaining $107,266,000 of real estate mortgage loans are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $63,401,000, (ii) personal installment loans which are collateralized by real estate - $23,363,000, (iii) home equity loans - $13,492,000, and (iv) individual residential mortgage loans - $7,010,000.

Asset Quality

      Nonperforming assets at December 31, 1994 were $5,062,343 or 2.5% of gross loans and foreclosed properties compared to $4,375,918 or 2.5% at December 31, 1993. The level of nonperforming assets is presented in the table below:

                                    December 31,            December 31,
                                        1994                   1993
      Nonaccrual loans              $2,033,122              $1,903,741
      Loans 90 days or more
          past due and still
          accruing                   1,187,593                 214,077
      Foreclosed Property            1,527,666               1,944,138
      Other Real Estate                313,962                 313,962

      Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 1994, had they performed according to their original terms amounted to approximately $219,000. Interest income on nonaccrual loans included in the results of operations for the year amounted to approximately $99,000.

      Accruing loans 90 days or more past due increased to .58% of gross loans at December 31, 1994 compared to .12% of gross loans at December 31, 1993.

Management's policy for any accruing loan past due greater than 90 days is to perform an analysis of the loan, including a consideration of the financial position of the borrower(s) and any guarantor(s) as well as the value of the collateral, and to make an assessment as to whether collectibiltiy of the principal and the interest appears probable. Based on such a review, management has determined it is probable that the principal as well as the accruing interest on these loans will be collected in full.

      Net charge-offs for the year were $360,975 or .19% of average loans compared to $432,000 or .26% of average loans in 1993.

      Foreclosed property declined 21.4% to $1,527,666 at December 31, 1994 from $1,944,138 at December 31, 1993. At December 31, 1994 two parcels of land comprised 94.9% of the 1994 balance. Management is currently negotiating the sale of these two properties.

      All estimates of the loan portfolio risk elements, including the adequacy of the allowance for loan losses, are subject to general and local economic conditions, among other factors, which are unpredictable and beyond management's control. Since a significant portion of the loan portfolio is comprised of real estate loans and loans to area businesses, a continued risk is that the real estate market and economic conditions could change and could result in future losses or require increases in the provision for loan losses. Management uses several measures to control this risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Bank's Credit Administration department. Any issues regarding risk assessments of those credits are addressed by the bank's loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Large commitments above $750,000 are reviewed and approved by a senior loan committee comprised of senior management, the senior credit officer and senior lending officers of the bank. Loans above $1,500,000 are reviewed by the loan committee of the Board of Directors. The Corporation also continues to employ an independent third party risk assessment group to review the underwriting, documentation and risk grading analysis and render a semiannual opinion of the adequacy of the allowances for loan losses. This third party group reviews all loan relationships over $250,000 and a sampling of all other credits.

      Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate level of the allowance for loan losses. For a further discussion of this system, see "Allowance and Provision for Loan Losses."

      In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1994, preapproved but unused lines of credit for loans totalled $49,621,745 and standby letters of credit aggregated $664,221. The amounts represent the Bank's exposure to credit risk, and in the opinion of management have no more than the normal lending risk that the Bank commits to its borrowers. If these commitments are drawn, the Bank will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Collateral obtained varies but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.

      The Bank grants primarily commercial and installment loans to customers throughout its market area, which consists of Cabarrus, Rowan and northern Mecklenburg Counties. The real estate loan portfolio can be affected by the condition of the local real estate markets.

Deposits

      Total deposits at December 31, 1994 were $266,352,534, a 9.4% increase from a 1993 year-end level of $243,363,924. Average non-interest bearing demand deposits increased $6.0 million or 16.8%; average interest bearing demand deposits increased $4.8 million or 10.7%; average insured money market accounts decreased $4.6 million or 12.0%; average savings deposits increased $19.3 million or 35.6%; while average certificates of deposit decreased $4.9 million or 8.5%. The majority of deposit growth was in a penalty free certificate of deposit product for customers over the age of fifty. Because the certificate is penalty free and the customer may exercise the option to redeem the certificate and open a new certificate at a higher rate as many times as the customer wishes, regulation requires that the certificate be classified as a savings deposit, thus the increase in savings deposits.

EARNINGS PERFORMANCE

Net Interest Income

      Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1994 net interest income was

$14,498,352, an increase of 15.4% from net interest income of $12,560,520 in 1993. The increase is attributable to an increase in the level of interest earning assets as well as an improvement in the net interest margin (the difference between the yield on earning assets and the interest rate paid for liabilities to support those assets) to 5.61% in 1994 from 5.38% in 1993. The improvement in the margin is attributable to an increase in yields on loans with only a slight increase in funding costs.

      The average yield on earning assets was 8.25% in 1994 compared to 8.01% in 1993. The average rate paid on interest-bearing deposits and borrowings was 3.32% compared to 3.27% in 1993. See "Asset/Liability Management" for additional discussion.

Allowance and Provision for Loan Losses

      Management utilizes a system for risk grading the loan portfolio to determine the appropriate amount of the allowance for loan losses. This analysis is performed monthly and is independent from any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in those risk assessments as determined by the outside risk assessment group is also considered. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with the weaker credit quality are individually analyzed to determine a specific allowance which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the bank also aggregates the loans into pools of similar credits and reviews the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category. The model also takes into consideration off-balance sheet credit loss. However, at December 31, 1994, a reserve for off-balance sheet credit loss was not considered necessary based on management's review of off-balance sheet items. In addition, there were no realized credit losses due to off-balance sheet activities for the three years ended December 31, 1994.

      The provision for loan losses for 1994 was $575,000 compared to $285,000 in 1993. The increase in the provision was primarily attributable to the increase in gross loans outstanding. The allowance for loan losses as a percentage of gross loans outstanding was 1.38% at December 31, 1994 compared to 1.48% at year-end 1993.

Noninterest Income

      Noninterest income was $3,479,837 in 1994 compared to $3,424,910 in 1993. Trust income increased approximately $120,000 or 9.5%. The increase is attributable to fees recognized on several estate settlements that may be nonrecurring and an increase in fees. Although deposits increased in 1994, service charges decreased approximately $24,000. The decrease was primarily in commercial accounts resulting from the maintenance of higher deposit balances and an increase in the earnings credit rate for balances. The decrease in other noninterest income is attributable to decreases in mortgage originations sold on a brokered basis. Gains on investment securities were related to calls in the municipal portfolio and the sale of two U.S. Treasury notes, both of which were sold less than ninety days from scheduled maturity.

Noninterest Expense

      Total noninterest expense was $10,051,517 in 1994 compared to $10,141,585 in 1993, a 0.9% decrease. During the first quarter of 1994, the Bank completed a comprehensive reorganization plan that simplified management structure, changed some positions from full-time to part-time and eliminated several positions. As a result of this, salary expense decreased approximately $228,000, but was partially offset by increases in management bonuses and 401-(k) matching contributions. The increase in these two items is attributable to improved profitability in 1994. Total salaries and benefits decreased approximately $45,000 or 0.8%. It is expected that salary expense will be basically unchanged in 1995 inclusive of normal salary increases and the addition of several new positions.

      Occupancy and equipment decreased approximately $75,000 or 5.4% due to a reduction in depreciation expense. The reduction is the result of major investments in fixed assets during 1989 and 1988 which were fully depreciated in 1993 or mid-1994. The Corporation has made a commitment to invest approximately $650,000 in check imaging technology in 1995; therefore occupancy and equipment should increase in 1995.

      Total advertising expense for 1994 increased approximately $101,000 or 32.9%. The increase is attributable to production and marketing related to several new products including a debit card, a lower cost checking and savings account, and a first time home buyers mortgage product.

      Other professional fees decreased approximately $148,000 due to fees paid to consultants in the fourth quarter of 1993 related to the reorganization in 1994. Also, during the third quarter of 1994, a significant portion of the investment management of trust assets, previously out-sourced, was brought in-house.

      Stationery and supplies increased approximately $61,000 due to printing and production cost of the annual report and annual meeting.

      Other noninterest expense increased approximately $148,000. This increase is attributable to various items including an increase in software maintenance, processing expenses and one time fees associated with the debit card, increased postage, dues and education, and property taxes paid on a problem asset.

      Total income tax expense for 1994 was $2,092,000 versus $1,390,000 in 1993. The increase is attributable to an increase in income before income taxes and an increase in the effective tax rate from 25% in 1993 to 28.5% in 1994. The change in the effective rate is attributable to a decrease in tax-exempt income relative to income before income taxes.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1993 VERSUS 1992

      First Charter Corporation earned $4,468,845, or $0.95 per share, in 1993, a 35.7% increase from $3,293,386, or $0.70 per share in 1992. Of that amount, $300,000 represented the cumulative effect on prior years of adopting
Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Net income, excluding the effect of the accounting change, was $4,168,845, or $0.89 per share, representing a 26.7% increase over 1992. Earnings increased primarily due to higher net interest income.

      Total assets at December 31, 1993 were $285,189,867, up 2.8% from the level at year-end 1992. Gross loans increased 7.9% to $175,792,789 and total deposits increased 5.8% to $243,363,924.

      Excluding the effect of the change in accounting method, the Corporation's return on average assets was 1.52% for 1993, compared with 1.30% in 1992. The return on average equity was 12.42% in 1993, versus 10.66% in 1992.

      On December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"), which was issued by the Financial Accounting Standards Board in May 1993.


      In accordance with Statement 115, the Corporation reclassified, as of December 31, 1993, $18.1 million of U.S. Treasury notes and $2.2 million of equity securities, that previously were held as investment securities, as securities available for sale. The Corporation recorded a fair value adjustment for this change in accounting principle amounting to $1,194,300 for the unrealized gain on securities available for sale. The Corporation also recorded an increase to deferred income taxes payable of $465,785 as well as an increase to stockholders' equity of $728,535. Securities available for sale represent 7.5% of total assets at December 31, 1993.

      At December 31, 1993, investment securities were $66,085,388, which represented 23.2% of total assets. Investment securities were carried at cost, adjusted for amortization of premiums and accretion of discounts in accordance with Statement 115 because management determined that the Corporation had the ability and the intent to hold them to maturity. At December 31, 1992 investment securities were $84,798,582, which represented 30.6% of total assets. During 1992, all securities were classified as investment securities because of the Corporation's intent to hold them on a long-term basis and were accordingly carried at amortized cost.

      During 1993 the Bank purchased approximately $15.4 million in nontaxable securities, $5.0 million in U.S. Treasury notes and $7.1 million in mortgage-backed securities. These purchases were primarily funded by maturities in the portfolio and prepayments in the mortgage-backed security portfolio. The Bank also purchased approximately $1,475,000 in equity securities of which $870,000 was Federal Home Loan Bank stock purchased as a requirement for FHLB membership.

      The average yield earned on investment securities in 1993 was 7.69% compared to 8.47% in 1992. The average maturity of the portfolio was 8.73 years at December 31, 1993 compared to 6.14 years at December 31, 1992. The maturity extension was due to the addition of $15.4 million of nontaxable securities which were purchased in the ten to fifteen year range. The market value of investment securities at December 31, 1993 was $68,430,703.

      As a result of increased emphasis in consumer lending and the purchase of several groups of seasoned commercial real estate mortgage loans and residential mortgage loans, gross loans increased 7.9% to $175,792,789 at December 31, 1993, from $162,923,958 at December 31, 1992.

      The composition of the portfolio changed somewhat as the level of real estate construction loans as a percentage of the total portfolio declined to 9.2% in 1993 from 11.5% in 1992 and installment loans increased to 11.7% in 1993 compared to 10.4% in 1992. The change in the composition was attributable to the increased emphasis in consumer lending. Commercial loans comprised 19.9% of the portfolio compared to 19.7% in 1992; and real estate mortgage comprised 59.2% of the portfolio compared to 58.4% in 1992. Approximately $12,000,000 of real estate mortgage loans were loans for which the principal source of repayment comes from the sale of real estate. The remaining $92,065,000 of real estate mortgage loans were (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate,
(ii) home equity loans, and (iii) individual mortgage loans. During the latter part of 1993, the Bank increased its emphasis on originating residential mortgage loans and began retaining a portion of these loans in its portfolio. Prior to this time, the Bank acted only as a correspondent lender.

      Nonperforming assets at December 31, 1993 were $4,314,357 or 2.4% of gross loans and foreclosed properties compared to $8,142,592 or 4.9% at December 31, 1992. The level of nonperforming assets is presented in the table below.



                                          December 31,     December 31,
                                                 1993             1992
      Loans:
      Nonaccrual loans                    $ 1,903,741       $2,039,000
      Loans 90 days or more past due and
            still accruing                    214,077          213,000
      Restructured loans                           -         3,266,000
      Foreclosed Property                   1,944,138        2,320,630
      Other Real Estate                       313,962          303,962


      The reduction in restructured loans was attributable to a single, large commercial real estate development loan. This loan was removed from restructured status in June 1993 because the loan was restructured at a market rate of interest and had performed in accordance with the restructured terms for twelve months.

      During 1993 a $780,000 loan for which the repayment source is dependent upon the sale of real estate was classified as nonaccrual. In addition, based on management's analysis of this loan, a specific reserve of $150,000 was recorded in the third quarter of 1993. Also during 1993 several credits were either paid out or charged off, resulting in a net decrease in nonaccruals of approximately $135,000 from 1992. Accruing loans 90 days or more past due remained at a low level of .12% of gross loans at December 31, 1993 compared to .13% of gross loans at December 31, 1992. Management's policy for any accruing loan past due greater than 90 days is to perform an analysis of the loan, including a consideration of the financial position of the borrower(s) and any guarantor(s) as well as the value of the collateral, and to make an assessment as to whether collectibility of the principal and the interest appears probable. Based on such a review, management determined that it is probable that the principal as well as the accruing interest on these loans would be collected in full.

      Net charge-offs for the year were approximately $432,000 or .26% of average loans compared to net charge-offs of approximately $25,000 or .02% of average loans in 1992. The increase in net charge-offs was primarily the result of two fully reserved loans which were charged off in the first and second quarters of 1993.

      Foreclosed property declined 19.4% to $1,944,138 at December 31, 1993 from $2,320,630 at December 31, 1992. The December 31, 1993 balance consisted of 13 individual properties. One parcel of undeveloped land comprised 73.7% of the total at December 31, 1993. During the third quarter of 1993, this property was successfully rezoned to allow for a mix of single family and multi family development. Eleven of the remaining 12 properties were residential. Three of these properties, representing 14.7% of the total, were under sales contracts at December 31, 1993.

      Deposits were $243,363,924 at year-end 1993 compared with $229,994,574 at year-end 1992, a 5.8% increase. Average non-interest bearing deposits increased $2.7 million or 8.2%; average interest bearing demand deposits increased $7.4 million or 19.5%; average savings deposits increased $17.3 million or 46.7%; while average time certificates of deposit decreased $8.0 million or 12.1%.

      For the year ended December 31, 1993 net interest income was $12,560,520, an increase of 11.7% from net interest income of $11,240,858 for 1992. The increase was attributable to higher volumes of interest earning assets as well as an improvement in the net interest margin.

      The average level of interest earning assets increased approximately $21.4 million while average interest bearing liabilities increased approximately $17.0 million. The increase in interest earning assets was comprised of a $15.0 million increase in the average level of investment securities and a $7.5 million increase in the average level of loan outstandings. The net interest margin improved from 5.20% in 1992 to 5.38% in 1993 primarily because the average tax equivalent yield earned on earning assets declined only 43 basis points, while the average rate paid on interest bearing liabilities declined 75 basis points. A major factor contributing to the improved spread was the Bank's ability to reduce its cost of funds during 1993 as time deposits matured and were repriced at lower current market rates.

      The provision for loan losses for 1993 was $285,000, a decrease of $112,000, or 28.2% from 1992. The decrease in the provision was primarily attributable to lower provision requirements based on the Corporation's reserve modeling process. The allowance for loan losses as a percentage of gross loans outstanding, excluding loans held for sale, decreased to 1.48% at year-end 1993 from 1.69% at year-end 1992. The lower provision and allowance requirements resulted from an overall improvement in the Corporation's loan portfolio as borrowers' financial position strengthened due to improving economic conditions, as well as the payoff of several credits which had large specific reserve allocations.

      Noninterest income was $3,424,910 at December 31, 1993, representing a $267,493 or 8.5% increase over 1992. Trust income increased $119,000 or 10.4% due to an increase in trust assets. Securities gains increased $144,000 due to gains recognized on the sale of several U.S. Treasury notes and the absence in 1993 of the loss recognized in 1992 on the write-down of a marketable equity security of $48,300.


      Total noninterest expense increased approximately $353,000, or 3.6%, at December 31, 1993. Salary and fringe benefits increased $155,000, or 3.0%. This increase was attributable to an increase in the amount accrued for bonuses and 401-(k) matching contributions and an increase in health insurance premiums. The payment of bonuses and increased 401-(k) matching contributions were attributable to improved profitability in 1993.

      Occupancy and equipment decreased $116,000 or 7.6%. This was primarily related to a decrease in depreciation expense. There were major expenditures for furniture and equipment for branches which opened in 1987 and 1988 and new data processing hardware and software purchased in 1987. These items were fully depreciated in 1992 or mid-1993, resulting in the reduction in depreciation expense.

      Professional fees increased $242,000 or 37.3%. The increase was attributable to the use of consultants to evaluate efficiency and productivity in the branch network. Increases in FDIC insurance were attributable to increases in the deposit base. Other noninterest expenses increased because of increases in mainframe software maintenance, federal reserve charges, and securities safekeeping fees of the trust department.

      Total income tax expense for 1993 was $1,390,000 versus $919,000 in 1992. The increase was attributable to an increase in income before taxes and an increase in the effective tax rate from 21.8% in 1992 to 25.0% in 1993.
The change in the effective rate was attributable to the absence in 1993 of the utilization of approximately $242,000 of alternative minimum tax credits in 1992.

Accounting and Regulatory Matters

Impairment of Loans

      The Financial Accounting Standards Board (FASB) has issued Standard No. 114 "Accounting by Creditors for Impairment of a Loan," which requires that all creditors value all specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due (principal and interest) according to the terms of the loan agreement at either the present value of expected cash flows discounted at the loan's effective interest rate, or if more practical, the market price or value of collateral. This Standard is required for fiscal years beginning after December 15, 1994. The FASB also issued Standard No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," that amends FASB Standard No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income related to impaired loans. This Standard is to be implemented concurrently with Standard No. 114. The Corporation does not expect these Standards to have a material effect on its consolidated financial statements.

Derivative Financial Instruments and Fair Value of Financial Instruments

      The FASB has issued Standard No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This Standard requires disclosures about derivative financial instruments - futures, forward, swap, and option contracts, and other financial instruments with similar characteristics. It also amends existing requirements of FASB Statements No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments." This Standard is required for financial statements issued for fiscal years ending after December 15, 1994. The Corporation currently does not engage in derivative transactions.

Impairment of Long-Lived Assets

      The FASB has issued an Exposure Draft, "Accounting for the Impairment of Long-Lived Assets," that proposes accounting for the impairment of long-lived assets, identifiable intangibles and goodwill related to those assets. It would require the carrying amount of impaired assets be reduced to fair value. This proposed statement would be effective for financial statements issued for fiscal years beginning after December 15, 1994. The Corporation has not determined the effect, if any, of this proposed Standard on its consolidated financial statements.

Mortgage Servicing Rights, Excess Servicing Receivables, and Securitization of Mortgage Loans

      The FASB issued an Exposure Draft, "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." This proposed statement would require that an entity recognize as separate assets rights to service mortgage loans for others, regardless of how such servicing rights were acquired. An entity that acquires mortgages servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. Additionally, the proposed statement would require that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisition of mortgage backed securities and that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment would be measured based on fair value. The proposed statement would be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an entity acquires mortgage servicing rights and to impairment evaluation of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application would be prohibited. The Corporation has not determined the effect, if any, of this proposed statement on its consolidated financial statements.

                    FIRST CHARTER CORPORATION AND
            FIRST CHARTER NATIONAL BANK BOARD OF DIRECTORS


WILLIAM R. BLACK, M.D.
ONCOLOGIST

JANE B. BROWN
PRIVATE INVESTOR

GRADY S. CARPENTER
PRESIDENT,
SECURITY OIL COMPANY

MICHAEL R. COLTRANE
PRESIDENT,
THE CONCORD TELEPHONE COMPANY

J. ROY DAVIS, JR.
PRESIDENT,
S & D COFFEE, INC.
CHAIRMAN,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK


J. KNOX HILLMAN, JR.
PRESIDENT,
SHUFORD INSURANCE AGENCY, INC.

BRANSON C. JONES
CONSULTING VICE PRESIDENT,
OILES AMERICA CORPORATION

LAWRENCE M. KIMBROUGH
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK

DUARD C. LINN, JR.
PRIVATE BUSINESS CONSULTANT
VICE CHAIRMAN,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK

ROBERT F. LOWRANCE
PRESIDENT,
A & A REALTY

HUGH H. MORRISON
PRESIDENT,
E. L. MORRISON CO., INC.

T. DAVID PROPST
PRESIDENT,
EARL'S TIRE STORE, INC.

ROBERT L. WALL
RETIRED

JAMES B. WIDENHOUSE
PRIVATE INVESTOR




                 OFFICERS OF FIRST CHARTER CORPORATION

LISA B. BOYLEN
ASSISTANT TREASURER

ROBERT O. BRATTON
EXECUTIVE VICE PRESIDENT,
TREASURER AND CHIEF FINANCIAL OFFICER

J. ROY DAVIS, JR.
CHAIRMAN OF THE BOARD

ROSE W. EDWARDS
ASSISTANT CORPORATE SECRETARY

ROBERT G. FOX, JR.
EXECUTIVE VICE PRESIDENT

DAVID E. KEUL
ASSISTANT CORPORATE SECRETARY

LAWRENCE M. KIMBROUGH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DUARD C. LINN, JR.
VICE CHAIRMAN

JAMES W. TOWNSEND, JR.
CORPORATE SECRETARY

Report Design:     Premark, Inc., High Point, NC
Photography:       Ciarlante Photography, Charlotte, NC
Photography:       J&B Kluttz Photography, Concord, NC
Printing:          Concord Printing Company, Concord, NC

                  FIRST
                CHARTER
            CORPORATION

            CONCORD, NC